China Housing & Land Development, Inc.

6 Youyu Dong Lu, Han Yuan 4 Lou

Xi’an, Shaanxi Province, China 710054

September 21, 2012

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C.20549

RE:	China Housing & Land Development, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed August 14, 2012 File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 23, 2012 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and our quarterly report on Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the Form 10-K and/or Form 10-Q as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Form 10-K for Fiscal Year Ended December 31, 2011

Items 2. Properties, page 29

1.	Please expand your disclosure to address the adequacy of your facilities as required by Instruction 1 to Item 102 of Regulation S-K. Address the business purpose of the new office building referenced on page 65.

Response:

The Company respectfully advises the Staff that the Company will add the following disclosure in our future filings:

Most of the Company’s properties held as fixed assets are constructed by the Company, held for rental purposes and are adequate for those purposes

Due to expansion of the Company’s business and additional recruitment, our current office building is no longer adequate for the Company. The Company will move to a new office building that is currently under construction and will be put into use in October 2012. The new office building has a GFA of about 9,800 square meters and is owned by the Company.

Gross profit and profit margin, page 36

2.	You disclose that during the fourth quarter of 2011 you changed your revenue estimate and cost estimates for the Puhua project. Please expand your disclosure to quantify the effect of revisions. Refer to ASC 605-35-50-9 for guidance.

Response:

The Company respectfully advises the Staff that the Company will disclose and discuss in the MD&A of our future filings the overall effects of these estimate changes on our ongoing projects as guided by ASC 605-35-50-9 and ASC 250-10-50-4. For fiscal 2011, the overall impacts from these changes were a decrease of $6,774,719 in 2011 net income or decreases of $0.195 and $0.186 per share for 2011 basic and diluted earnings per share respectively.

Cash flow discussion, page 43

3.	The approximate 110% increase in accounts receivable had a material adverse impact on your reported operating cash flow deficit. Please explain in MD&A why this variance was disproportionate to the corresponding annual and quarterly sales variances. Absent a substantive explanation, it would appear that there has either been a material change in your collection terms, or revenue recognition policies, or in the aging of your receivables portfolio. See Item 501.04 of the Financial Reporting Codification.

Response:

The Company respectfully advises the Staff that the Company did not change its revenue recognition policy or collection terms. The Company does not recognize project revenues until all revenue recognition policies are met for a project. In general, the Company does not recognize revenues until all permits including pre-sales permits are obtained. Our JunJing III project pre-sales permit, which was the last permit to be obtained, was not obtained until December 2011. Once the pre-sales permit was obtained in December 2011, the JunJing III project met all revenue recognition criteria. Since the project was substantially completed (73.8% completed) and sold (64% sold), significant revenues were recognized in December 2011 ($24.4 million).

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Other than the down payments made by customers upon the signing of the sales agreements, most of the balances from the sales are receivable through mortgage finances. However, the mortgage application process did not commence until the pre-sales permit was obtained in December 2011. Therefore, most of the receivables from the JunJing III project revenue recognition had not been collected as of December 31, 2011.

Usually, the mortgage approval process ranges from two month to six months, depending on the bank’s credit limit and customer credit worthiness. The bank started the mortgage approval process in December 2011. Of the $20.3 million of accounts receivable, $9.7 million were related to the JunJing III project as described above. All of these receivables were less than one month old as of December 31, 2011. The remaining receivables were related to the Company’s other projects. Most of the remaining receivables were less than six months old which is within the normal mortgage approval time frame. A significant portion of aforementioned mortgages receivables have subsequently been approved in 2012.

4.	Section 501.13.b.1 of the Financial Reporting Codification addresses the disclosure implications of legal restrictions on accessibility to cash flows. We note your disclosures on page 20, and further understand that the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Please expand your disclosure to address this issue and to quantify the amounts of cash payments made each period by the PRC subsidiary to the U.S. holding company.

Response:

The Company respectfully advises the Staff that our PRC subsidiaries have never declared or paid dividends or made other equity distributions to the U.S. holding company. In addition, we will disclose the following as part of cash flow discussion in future filings:

The U.S. holding company may require operational funding, from time to time, to pay various professional fees, such as directors’ compensation, etc.

The current PRC government’s control on convertibility of RMB to U.S. dollars does not apply to paying for the operating expenses so long as the Company can present valid invoices and/or agreements to the Administration for Foreign Exchange.

The Company will also add an additional risk factor concerning this issue in future filings as follows:

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The majority of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the Administration for Foreign Exchange (“SAFE”) and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency such as U.S. dollars, and remittance of the foreign currency outside the PRC. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of SAFE. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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Commitments, page 44

5.	Please revise the table to include your long-term debt obligations pursuant to Item 303(a)(5) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company is not required to provide the information required by Item 303(a)(5) due to the Company’s status as a smaller reporting company as stated under Item 303(d) of Regulation S-K.

Statement of operations, page 48

6.	Your calculation of “Net Income From Business Operations” is a non-GAAP financial measure and must be deleted from your Statements of Operations pursuant to Item 10(e)(ii)(C) of Regulation S-K. Any presentation of a “Net income” measure must conform to GAAP. Further, there is no apparent GAAP basis for measuring income inclusive of financing costs but exclusive of derivative fair value changes. Please revise.

Response:

The Company respectfully advises the Staff that in future filings the Company will delete “Net Income From Business Operations” from its financial statements and combine derivative fair value changes with other expense items.

Note 8, page 65

7.	Please explain in MD&A the 38% decline in 2011 depreciation expense.

Response:

The Company respectfully advises the Staff as follows:

The Company tried to dispose of a self-constructed commercial area that was originally classified as asset held for use. Due to this change, the Company classified the asset as an asset held for sale in accordance with ASC 360-10-45-9. Upon reclassification, the asset ceased depreciating. Subsequently, through the end of the third quarter of 2010, the asset was not disposed of as planned. The Company reviewed ASC 360-10-45-11 during the period and determined that the asset met the criteria to be classified as an asset held for sale as the Company was still actively advertising that the asset was for sale, and was still seeking buyers. During this period, the Company also believed that the asset could be disposed of within one year. However, due to the 2008 financial crisis, the Company was not able to dispose the asset as planned. In fiscal 2010, the Company was able to dispose of part of this asset with a profit.

In the fourth quarter of 2010, the Company decided to reclassify this asset held for sale back to asset held for use in accordance with ASC 360-10-45-10 because the Company decided to keep the property. Upon reclassification back to asset held for use, the carrying value of the asset was adjusted in accordance with ASC 360-10-35-44 to take a one-time $1.89 million “catch-up” depreciation. Therefore, the depreciation in fiscal 2010 was significantly higher compared to fiscal 2011.

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Note 9, page 65

8.	We note that your $51.3 million development right comprises over 10% of your total assets. It appears that this asset was initially recognized as a component of the intangibles acquired in the May 2007 New Land merger. Please explain to us why the carrying value of this asset substantially exceeds the $2.26 million independently appraised value referenced on page 6 of your August 14, 2007 filing signed by your current Chairman, Lu Pingji. ASC 805-20-30-1 requires that assets acquired in a business combination be recognized at their acquisition-date fair values.

Response:

The Company respectfully advises the Staff as follows:

In fiscal 2007, the year of New Land acquisition, we followed FASB 141 for guidance on the acquisition. FASB 141 was replaced by FASB 141(R) and subsequently codified into Accounting Standard Codification 850. Therefore, technically, we did not follow ASC 805 for the New Land acquisition.

Under FASB 141, paragraph 44:

“In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (excess over cost or excess). That excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.”

While FASB 141(R), paragraph 36 (now ASC 805):

“Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the amount in paragraph 34(b) exceeds the aggregate of the amounts specified in paragraph 34(a). If that excess remains after applying the requirements in paragraph 38, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer. Paragraphs A71and A72 provide additional guidance.”

The significant difference is that under FASB 141, the intangible (which in our case is the only non-current asset identified) would basically take the residual value after the purchase price was allocated to other current assets while under new FASB 141(R), one has to determine all identifiable assets’ fair value and may recognize a bargain purchase gain.

Therefore, according to FASB 141, the acquirer shall recognize goodwill and any identifiable intangible assets acquired in a business combination separately. An intangible asset is identifiable if it meets either the separability criterion or the contractual-legal criterion described in the definition of identifiable. In our case, the exclusive right met the contractual-legal criteria and therefore was recognized in the purchase price allocation.

In accordance with FASB 141, the Company allocated the RMB 270 million purchase price to all identifiable assets and liabilities at their acquisition-date fair value.

When determining the fair value of the intangible, the Company reviewed the definition of fair value:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

The market participants are local developers similar to the Company and the reason for any local real estate developer to acquire New Land is to acquire the exclusive right signed between New Land and the government. Without this exclusive right, New Land would have little value. Therefore, the fair value of the intangible should represent the major part of the purchase price.

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As part of the New Land acquisition transaction, New Land engaged a PRC certified valuator to value New Land to serve as a basis for the purchase price negotiation. The valuator valued New Land to be approximately RMB 277 million. Using this value as a starting point, both parties agreed the final transaction price to be RMB 270 million.

In the valuation report, the valuator used the worst case scenario to determine what the value of the exclusive right would be if both parties walked away from the deal. The valuator used the following formula to calculate such worst case scenario value:

“Accumulated costs incurred under the exclusive right to valuation date (the $6,448,748 work in progress recorded in the New Land purchase price allocation)” divided by “estimated total costs to be incurred under the exclusive right” multiplied by “estimated fair value of New Land”.

The valuator assumed that New Land would at least be compensated by the government for the proportionate amount of the total benefit. The amount of $2.26 million was the valuator’s “worst case” scenario value for the exclusive right.

In our 2007 second quarter Form 10-Q filing, we disclosed this “worst case” scenario value of the exclusive right for the purpose of purchase price allocation. However, the Company determined that the fair value of the intangible should be RMB 241.5 million (before considering the deferred income tax portion).This amount represented the major part of the purchase price because this is the price any reasonable market participant would pay for the intangible right and as such the Company revised the purchase price allocation when filing the 2007 Form 10-K.

Another way to view the allocation of the intangible is that New Land’s value would decrease gradually as the Company acquires the land use rights pursuant to the exclusive right agreement. By allocating the majority of the purchase price to the intangible asset and amortizing it when land use rights are obtained, the amortization would closely match the economic benefit associated with the Company’s utilization of the exclusive right obtained. When all the land use rights are obtained by the Company, the intangible will be fully amortized.

9.	Note 2 to your September 30, 2007 form 10-Q discloses that management was in the process of obtaining information to substantiate the amount due from the Baqiao government for infrastructure services performed. This information was obtained prior to December 31, 2007 resulting in a $11,243,231 receivable. However, it appears that instead of allocating New Land purchase price to this acquired asset, you instead recognized the amount as revenue. It appears that your current development rights asset may be overstated by $11,243,231 which is material to the asset balance and to your total equity. Please tell us how your accounting complied with ASC 805-10-25-14.

Response:

The Company respectfully advises the Staff as follows:

When the Company acquired New Land, there was a project under construction that amounted to $6,448,748 recorded as working progress. However, the government never promised New Land nor signed any agreement with New Land stating that the government would compensate New Land financially for the infrastructure costs incurred.

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In order to explain the exclusion of the $11,243,231 receivable, or to be more specific, the exclusion of the receivable portion in excess of the $6,448,748 work in progress (the “Extra Receivable”) from the purchase price allocation, we would like to respectfully inform the Staff that we did not follow ASC 805-10-25-14 which was codified based on FASB 141(R) and was not applicable to the Company before the fiscal years beginning on or after December 15, 2008. Instead, we followed FASB 141 which was effective at the time of the New Land acquisition:

40. A preacquisition contingency other than the potential tax effects of …… shall be included in the purchase price allocation based on an amount determined as follows:

a. If the fair value of the preacquisition contingency can be determined during the allocation period, that preacquisition contingency shall be included in the allocation of the purchase price based on that fair value.

b. If the fair value of the preacquisition contingency cannot be determined during the allocation period, that preacquisition contingency shall be included in the allocation of the purchase price based on an amount determined in accordance with the following criteria:

(1) Information available prior to the end of the allocation period indicates that it is probable that an asset existed, a liability had been incurred, or an asset had been impaired at the consummation of the business combination. It is implicit in this condition that it must be probable that one or more future events will occur confirming the existence of the asset, liability, or impairment.

(2) The amount of the asset or liability can be reasonably estimated. The criteria of this subparagraph shall be applied using the guidance provided in FASB Statement No. 5, Accounting for Contingencies, and related FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, for application of the similar criteria of paragraph 8 of Statement 5

Therefore, in order to recognize the Extra Receivable, the amount has to be a preacqusition contingency. Under old FASB 141 Appendix F: Glossary:

“a preacquisition contingency is a contingency of an entity that is acquired in a business combination that is in existence before the consummation of the combination. A preacquisition contingency can be a contingent asset, a contingent liability, or a contingent impairment of an asset.”

The details of the exclusive development right between New Land and the Baqiao government underwent various revisions before we acquired New Land. At the very beginning, the original agreement allows New Land to be the partner of the Baqiao government and co-develop the area. When the government sells the related land use rights, New Land would share the profits with the government. However, in late 2003, the central PRC government issued a temporary ban on all similar transactions throughout China. The project was revived in 2006 with significant revision to the original agreement. Under the new agreement, New Land would still perform various infrastructure constructions for the government. However, the government would sell the related land use rights to New Land instead of letting New Land participate in the land use right sales’ profits. Throughout the period covered by all the agreements, New Land was either a partner or a preferred land use right purchaser given New Land would perform infrastructure construction for the Baqiao government. Nowhere in any of the agreements does the Baqiao government indicate that New Land’s costs of infrastructure will be directly reimbursed or compensated by the Baqiao government.

In other words, before the government agreed to the method to settle the infrastructure costs and eventually determined the amount of settlement in December 2007, after various negotiations by the Company management, New Land did not have the legal right to be financially compensated for the infrastructure construction costs incurred. The contingent asset did not exist at the time of acquisition. (there was no uncertainty as to possible gain to the entity that will ultimately be resolved when one or more future events occur or fail to occur because the government did not state that they will compensate New Land a certain amount if certain events were to occur.)

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Also, there was no basis for expectation of compensation in excess of project costs incurred. Furthermore, during the negotiation of the New Land acquisition, neither party expected the compensation to exceed the costs incurred.

The uncertainty related to the final realization of “due from the Baqiao government” disclosed in the third quarter 2007 Form 10-Q only extended to the book value of the work in progress.

If the government and New Land did not subsequently change the way they settled the infrastructure costs, the Company would have to capitalize the “work in progress” and amortize the amount when the land use rights were acquired much like the amortization of the exclusive right.

In addition, under old FASB 141 Appendix F: Glossary:

“allocation period is the period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Thus, the existence of a preacquisition estimated does not, of itself, extend the allocation period. Although the time required will vary with circumstances, the allocation period should usually not exceed one year from the consummation of a business combination (FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, paragraph 4(b)).”

In our case, the allocation period ended shortly after the acquisition closed on May 31, 2007 as the Company was no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable.

After the acquisition on May 31, 2007, New Land, under the management of the Company, was able to negotiate with the Baqiao government to compensate New Land for the infrastructure costs incurred with some type of return. In accordance with FASB 141, paragraph 41:

“after the end of the allocation period, an adjustment that results from a preacquisition contingency other than a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined”

we recorded the Extra Receivable as part of the revenues.

10.	We understand that New Land conducted infrastructure development activities on the 487 acre Baqiao Park project between July 2003 and May 2007 and that this investment approximated $8.8 million. Under New Land’s 2006 agreement with the Baqiao government, New Land would be given the exclusive right to obtain a land use right on the 487 acres in exchange for its installation and maintenance of all basic property infrastructure. We understand that you and/or New Land had paid $29,694,103 through December 31, 2007 to the Baqiao government for deposits on the land use rights. Please explain in MD&A why you have still not obtained any land use rights on the 487 acres even though you have invested $115.8 million in the Puhua project which comprises 79 of the 487 acres. Also, please disclose the factors which will impact your ability to obtain the land use rights. Further, disclose when you expect to secure the rights and how much you expect to pay for the rights. See Item 303(a)(1) of Regulation S-K.

Response:

The Company respectfully advises the Staff as follows:

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Since 2011, the amount of time required for obtaining land use rights increased because of the government’s restrictive policies concerning the real estate industry. Essentially, the government slows down the approval process of new land use right acquisitions.

The Company acquired the land use right for 18.4 acres within the Baqiao area and sold it to another developer in 2007. In 2008, we acquired another land use right for 79 acres for the Puhua projects. The $115.8 million invested in Puhua project includes the price for the 79 acre land use right and construction costs incurred less any cost of sales that was derived from our percentage of completion revenue recognition calculation.

We are now preparing for bidding on the land use right for our Golden Bay project that covers a 42 acre area. This is expected to be completed in early 2013.

In December 2010, we signed a preliminary contract with the government disclosing our intention to acquire an additional 107 acre tract of land for another project. The Company has not acquired the land use right because the government is clearing the land and otherwise making the land sellable. It is common practice in China for the government to clear all the existing buildings and move all existing residences prior to selling a tract of land. However, as long as we signed the preliminary land acquisition agreement with the government, the Company has first priority to purchase the land. We estimate that we may obtain the land use right for this piece of land by the end of 2013.

After selling 18.4 acres, placing 79 acres in the Puhua project and approximately 42 acres in the Golden Bay project and setting aside 107 acres for a future project, approximately 241 acres remain available for the Company to develop in the Baqiao area.

The Company has a $65.3 million deposit on land use rights as of December 31, 2011. The Company will utilize this deposit to offset the actual land use right acquisition price of the land use rights of the 42 acres for Golden Bay, the 107 acres for the future project and the remaining 241 acres of land. However, the actual acquisition price for these land use rights will be determined at the time of the actual land use right acquisition by negotiating with the government. The Company will pay for any additional amount in excess of the $65.3 million deposit according to the final bidding price.

11.	We understand that $1,157,758 of the development rights asset was amortized in 2007 in connection with your recognition of $35.2 million Baqiao infrastructure and land sale revenue. Please tell us why you amortized $4.6 million in 2009 even though no project revenue was recognized in that year. Further, please tell us why no amortization was recognized in either 2010, 2011 or 2012 even though significant project Puhua revenue was recognized in these periods ( page 35).

Response:

The Company respectfully advises the Staff that the Company amortized the exclusive development right intangible asset when new land use rights within the scope of the exclusive right agreement were acquired. In 2007 and 2009, the Company acquired land use rights for 18.4 acres and 79 acres within Baqiao area, respectively. Accordingly, we amortized the exclusive development right intangible asset on these two acquired land use rights. The amortization in 2007 was through the Company’s statement of net income as the land use right purchased was sold to a third party within the same year. On the other hand, the amortization in 2009 was first capitalized into our “construction in progress” (the land was kept for self-development rather than for immediate sale.) and expensed through cost of sales when the project revenue was recognized through the percentage of completion revenue recognition method. During 2010, 2011 and 2012, even though the Company signed preliminary land acquisition agreements with government, the Company did not obtain any new land use rights. Therefore, there was no amortization for these periods.

Note 16, page 70

12.	Please explain to us why your acquisition of the 25% non-controlling interest was not accounted for as an equity transaction consistent with the guidance in ASC 810-10-45-23. In your response, please provide us with the May 10, 2010 Agreement and clarify for us when and how the 25% interest in the JV was transferred to you. Identify any Prax Capital owners or officers who are also owners or officers of the Registrant or its affiliates.

Response:

The Company respectfully advises the Staff as follows:

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We believe that we have followed ASC 810-10-45-23:

“Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.”

Therefore, the transaction should be accounted for as an equity transaction. That is, there should not be any gain or loss recognized on this change in ownership. However, we also followed ASC 260-10-S99-2 to present income available to common stockholders of the Company and the earnings per share:

The Effect on Income Available to Common Stockholders of a Redemption or Induced Conversion of Preferred Stock

“If a registrant redeems its preferred stock, the SEC staff believes that the difference between (1) the fair value of the consideration transferred to the holders of the preferred stock and (2) the carrying amount of the preferred stock in the registrant's balance sheet (net of issuance costs) should be subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings per share. The SEC staff believes that the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the registrant’s balance sheet represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock.”

Since the Company effectively redeemed the preferred shares at the date the amendment was signed, $14,229,043, representing the difference between the carrying value of the original non-controlling interest and the fair value of redemption amount, has been reflected as a change to non-controlling interest to arrive income attributable to the Company as required by the above guidance from the Staff.

The May 10, 2010 agreement has been submitted as a supplement hereto. In accordance with the May 10, 2010 agreement, the Company will pay Prax Capital following a payment schedule in exchange for the redemption of the corresponding preferred shares as stated below:

On or before	Amount to be paid	Number of Preferred Shares to be surrendered on redemption
December 31, 2010	RMB 200 million	250 Preferred Shares
December 31, 2011	RMB 200 million	250 Preferred Shares
December 25, 2012	RMB 176 million	Remaining (500) Preferred Shares
Total	RMB 576 million	1,000 Preferred Shares

None of the Prax Capital owners or officers are also owners or officers of the Company.

13.	Given the materiality of the $30m and $31m payments to acquire non-controlling interests, please separately present this activity in your Statements of Cash Flows. It appears that these transactions should be classified as investing activities consistent with the guidance in ASC 230-10-45-13b.

Response:

The Company respectfully advises the Staff that in future filings the Company will separately display the two items as investing activities

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Note 17, page 72

14.	Please identify for us the specific transactions which primarily generated the $11,220,073 deferred tax liability related to intangible assets. Disclose the portion of your intangible assets that are not deductible for PRC tax purposes. The balance appears material to total equity. Compliance with ASC 740-10-25 should be clearly evident.

Response:

The Company respectfully advises that in accordance with ASC 805-740-25-2, an acquirer shall recognize a deferred tax asset or deferred tax liability arising from the assets acquired and liabilities assumed in a business combination and shall account for the potential tax effects of temporary differences, carryforwards, and any income tax uncertainties of an acquiree that exist at the acquisition date. As such, the intangible (exclusive right) recognized upon the Company’s acquisition of New Land created a temporary difference between the exclusive rights fair value and a tax value of $Nil. The Company calculated the potential deferred tax implication using the effective tax rate of the PRC at time of acquisition. In addition, the Company respectfully advises the Staff that none of the intangible is deductible for PRC tax purposes as the exclusive right is a self-generated intangible asset with no tax value.

Note 23: Segmented reporting, page 72

15.	You disclose on page 77 that during fiscal years 2010 and 2009 you had only one reportable segment. We note that for fiscal year 2011 you now have 2 reportable segments. If an operating segment is identified as a reportable segment in the current period due to the quantitative thresholds, prior-period segment data presented for comparative purposes shall be restated to reflect the newly reportable segment as a separate segment even if that segment did not satisfy the criteria for reportability in ASC paragraph 280-10-50-12. It appears the data is readily available given the construction revenue and cost of sales data on pages 48 and 75. Please revise per ASC 280-10-50-17.

Response:

The Company respectfully advises the Staff that we acknowledge the requirement to disclose comparative segment information. However, we acquired Xinxing Construction on October 31, 2010. The revenues from Xinxing Construction for November and December 2010 (both intersegment and external customer revenues) were insignificant (total Xinxing Construction revenues for November and December 2010 were RMB 37 million or $5.6 million) to the overall operation of the Company in fiscal 2010. Therefore, the Company did not disclose such comparative segment information in the Form 10-K.

Item 9.A, page 78

16.	Please quantify for us the impact that the sales cut-off internal control issue had on your reported sales and net income for each quarter in 2011. It appears the impact may have been material given that your 2011 4th quarter gross margin on real estate sales was only 14% whereas that margin in the 3rd quarter was 30% and your 2010 4th quarter margin was 28%. If the error materially impacted quarterly operating results, then either restate the effected reports or provide a SAB 99 analysis which supports a determination that a restatement is not required. Further, please note that any unusual 4th quarter transactions or accounting adjustments that materially impacted operating results for that quarter must be quantified and explained in MD&A pursuant to ASC 270-10-50-2.

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Response:

The Company respectfully advises the Staff that sales cut-off deficiencies were not material to the 2011 financial statements (as stated on page 79 of the Form 10-K) and that the sales cut-off deficiency is unrelated to the lower gross margin.

The control issue disclosed was related to insufficient integration of our enterprise resource planning (“ERP”) system and our accounting information. For example, sometimes the ERP system will show that a certain unit is sold but for accounting purposes, it should not be shown as sold (because of the requirements for sale: 20% deposit, existence of contract, signatures, etc.). The control was originally designed as compensation control to ensure that the accounting department could use the ERP system for financial reporting and MD&A disclosure purpose. However, now the Company accounting staff has to manually check each sales transaction to determine whether the sale meets revenue recognition criteria. During the audit, there was only one specific item that was noted showing that the manual checking may be insufficient. However the amount involved was immaterial to our consolidated financial statements.

The Company views this as a deficiency. For disclosure transparency, the Company decided to disclose these deficiencies. However, at no time did the company view this as a material weakness and at no time was there any indication that a material misstatement ever existed due to this potential control weakness.

In addition, as stated above, this is unrelated to the Company’s gross margin. The revenue recognition method the Company uses is a percentage completion method. If a sales cutoff issue arises, the early or late recognition of certain sales will cause early or late recognition of cost of sales too. Therefore, gross margin will not be affected.

Furthermore, the lower gross margin in the fourth quarter of 2011 is primarily attributed to the following factors:

All permits were obtained for JunJing III in the fourth quarter of 2011. As a result, a substantial amount of revenue was recognized for JunJing III during this quarter. JinJing III has approximately 25.5% margin, which is slightly lower than the historical JunJing II margin. This decrease was due to increase in general construction cost and lower expected future sales contracts when compared with our previous projects.

Puhua’s gross margin was also lower in the fourth quarter of 2011. This decrease was primarily due to the sales of parking spaces, which traditionally only have approximately 4% to 6% margins. In addition, the Company lowered its projected amount of future contracts given the current PRC real estate environment and increased its estimated costs in consideration of cost overruns experienced at JunJing II during the second quarter of 2011. These factors significantly lowered Puhua’s margin for the fourth quarter of 2011.

17.	You disclose on page 79 that except for certain deficiencies you concluded that your internal control over financial reporting was effective as of December 31, 2011. Given the exceptions you identified it remains unclear whether your chief executive officer and chief financial officer have concluded that your internal control over financial reporting was effective. For example, if true, you can state that your internal control over financial reporting was effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the your internal control over financial reporting was determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your internal control over financial reporting was not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your internal control over financial reporting was effective except to the extent they are not effective. Please amend your filing to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K for guidance, which requires disclosure of any material weakness in your internal control over financial reporting identified by management. Management is not permitted to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting.

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Response:

The Company advises the Staff that the Company’s internal control was effective as of December 31, 2011. According to Item 308 (a) (3) of Regulation S-K, a company’s internal control should not be concluded effective if it contains material weaknesses. As we disclosed in the Form 10K, we have cut-off issues for sales contracts. However, as disclosed, the Company concluded that these were significant deficiencies, not material weaknesses. Meanwhile, as disclosed, the impact from these significant deficiencies was, in aggregate, immaterial to the consolidated financial statements. Based on these assessments, management concluded that the Company’s internal control was effective as of December 31, 2011 in spite of the identified deficiencies.

18.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

The Company respectfully advises the Staff that the Company places great emphasis on internal control over financial reporting (“ICFR”).

All of the Company’s operating entities are located in Xi’an except AnKang Jiyuan Real Estate Development Co., Ltd which is located in a city near Xi’an. The finance manager of each entity is responsible for reviewing the financial information to ensure all transactions are in accordance with the Company’s accounting policies. The U.S Assistant CFO (as defined below) is responsible for reviewing all the financial statements and unusual transactions to ensure that they are in compliance with U.S. GAAP. Previously, we have also engaged PricewaterhouseCoopers and other U.S. CPA firms to consult on complicated accounting treatments.

The Company has established and maintained its ICFR according to the frame work set for the by the committee of Sponsoring Organizations of the Treadway Commission (COSO), which includes five key components: control environment, risk assessment, control activities, information and communication and monitoring. The Company has tailored procedures of its ICFR to ensure the reliability of financial statements in accordance with U.S. GAAP.

The Company’s internal audit department reports frequently and directly to the Company’s Audit Committee. With an independent internal audit function, the Company believes that its ICFR is effectively implemented across the Company. The Company’s internal audit department performs ongoing tests of the Company’s internal control and makes appropriate remediation suggestions to ensure the internal controls are in compliance with SEC requirements. The Company’s management takes the internal audit department’s work into consideration when assessing the effectiveness of its ICFR on an annual basis.

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Control Environment

The management of the Company set a good tone from the top of the organization and emphasizes the importance of ICFR frequently. The Company has a Code of Conduct and holds training for all employees to ensure that they understand and follow those standards in their work. The Company’s Audit Committee oversees the Company’s financial reporting and internal control process. The management of the Company maintains close communication with the Audit Committee members concerning significant business decisions, audit issues and the implementation status of internal control.

Risk Assessment

The Company continuously updates its risk assessment according to the current business practices to ensure that the controls can cover financial reporting objectives. The U.S. Assistant CFO reviews all the internal control processes to make sure that they meet the requirements of COSO framework and that all accounting related objectives are in accordance with U.S. GAAP.

Control Activities

All the control activities are designed based on the Company’s risk assessments and implemented according to the Company’s policies and internal control matrix. All of the employees of the Company are aware of their duties and operational standards.

Information and Communication

The U.S. Assistant CFO provides trainings on internal control to all the employees and new SEC requirements to all the management and employees. The Chairman, the CFO, general managers of all subsidiaries and all the department heads hold a monthly meeting to discuss the status of the business and any operational problems that have occurred. Furthermore, the management frequently communicates and emphasizes the importance of internal control.

Monitoring

The Company has an internal control matrix, segregation of duties list and signature checklist to ensure all approvals are authorized and appropriate. The internal audit department performs tests of the design and implementation of internal controls at least annually and more frequently as required. The internal audit department reports any deficiencies and remediation results to the Audit Committee on a timely and periodic basis.

•	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

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Response:

The Company maintains books and records in accordance with U.S. GAAP and has established the following controls to ensure such compliance:

A.	The Company established its accounting policy in accordance with U.S.GAAP and all the staff in the accounting department process their accounting records according to the accounting policy. Each finance manager reviews the transactions to ensure compliance.

B.	The U.S. Assistant CFO reviews the financial statements and any unusual transactions of all of the entities and completes the consolidation process according to U.S. GAAP. The consolidated financial statements under U.S. GAAP are reviewed by CFO regularly.

C.	All of the Company’s SEC filings such as Form 10-Q’s, Form 10-K’s, and other earnings releases are reviewed by the U.S. Assistant CFO, the CFO and the CEO as well as the audit committee and board of directors before filing.

•	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

o	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

o	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

o	the nature of his or her contractual or other relationship to you;

o	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

o	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company respectfully advises the Staff that it has built an effective accounting and finance team that is involved in its financial reporting. All of the Company’s senior financial personnel have relevant education and experience in financial reporting. Most of the members of our financial reporting team have been involved with U.S. GAAP reporting for more than five years. The Company’s CFO, supported by two assistant CFOs (one is in charge of daily financial practices (the “PRC Assistant CFO”) and one is in charge of U.S. reporting (the “U.S. Assistant CFO”)), leads the overall accounting and financial function of the Company, which includes SEC compliance and the effectiveness of the Company’s ICFR. The structure of the Company’s accounting and finance team, as well as the respective roles and titles, educational background, ongoing training and experiences of its members are described below:

1.	Chief Financial Officer (the “CFO”)

a.	Responsibilities: the CFO’s responsibilities are to (i) supervise the accounting and finance teams of the Company, (ii) conduct reviews of the Company’s financial statements to ensure that transactions are recorded according to the Company’s accounting manual and accounting policies, (iii) review the regular reports on the effectiveness of the Company’s ICFR prepared by the U.S. Assistant CFO and monitor the progress of remedial actions taken when any deficiency is identified. (iv) assume general responsibility for financial reporting and the effectiveness of the Company’s ICFR, and, (v) assume general responsibility for overseeing external financings and bank loans.

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b.	Education and professional qualifications: the CFO graduated from Shanghai Maritime University with a degree in transportation economics and has a master’s degree in Statistics from Columbia University. He is a CFA Level III candidate and has his NASD Series 7& 63 Licenses. CFA courses include many U.S. GAAP related topics such as business combination, share-based compensation, investments in financial instruments, accounting for cost method investment, equity method investment, joint ventures, income taxes, inventories, cashflow, etc, where he gained course-based knowledge in U.S. GAAP.

c.	Professional experience: The CFO has strong internal experiences in accounting, investment analysis, finance, compliance and has knowledge of U.S. GAAP, IFRS and PRC GAAP. The detailed working experience of CFO is set forth below:

From 2001 to 2004, the CFO worked in Guangzhou, China with China Communication Construction Company Limited (HK:1800) as a project manager where he provided financial advisory services to both private and state-owned companies and participated in multiple multi-billion RMB infrastructure projects.

From 2006 to 2007, the CFO worked at Cantor Fizgerald and played an active role in several public financings for companies in the transportation/shipping sectors as well as several U.S. listed publicly-traded Chinese companies.

In 2007, he worked for Merriman Curhan (“Merriman”) followed by Collins Stewart LLC (“Collins Stewart”). He helped setup Merriman and Collins Stewart’s China banking practice and participated in several China related financing transactions, including General Steel (NYSE: GSI) and FUQI International (Nasdaq: FUQI).

Starting in October 2008, he served first as assistant CFO and then CFO of the Company. In October 2009, he was appointed as a Director of the Company. Since joining the Company in 2007, the CFO has supervised the preparation of the Company’s financial statements in accordance U.S GAAP and the preparation of the Company’s quarterly reports on Form 10-Q and annual reports on Form 10-K, and managed the maintenance of effective ICFR. He regularly reviews the Company’s consolidated financial statements prepared by the Company’s U.S. Assistant CFO. He also leads the financial analysis and discussion and provides guidance and conclusions on all material accounting issues relating to the Company’s financial statements.

2.	The U.S. Assistant CFO

a.	Responsibilities: (i) assists the CFO with accounting and financial reporting matters, (ii) reviews transactions and financial statements of all the entities and prepares consolidated financial statements under U.S. GAAP and all reporting files for the CFO’s review, (iii) maintains the effectiveness of internal control policies and procedures, and (vi) provides internal training on internal control and accounting knowledge to the accounting and finance team.

b.	Education: Bachelor of English from Xi’an International Studies University, Shaanxi Province, China

c.	Professional qualifications: Certified Internal Auditor of America; currently working towards her U.S. CPA designation and has passed three courses.

d.	Professional experience: The Company’s U.S. Assistant CFO has been working for the Company in her current capacity for approximately two years.

From 2002 to 2008, she worked in the assurance department of PricewaterhouseCoopers and accumulated strong knowledge and experience of financial processes and accounting. She worked with many kinds clients including China A share and HK listed companies, state-owned enterprises, foreign invested companies and joint ventures. She was involved in the preparation of the financial statements and SOX audit for Petro China (NYSE:PTR). In this position, she gained a great deal of functional experience and knowledge concerning U.S.GAAP and SOX.

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From 2009 to 2010, the U.S. Assistant CFO worked at Shanghai Ogilvy & Mather Advertising Company Limited which is a foreign invested company by WPP group (Nasdaq: WPPGY). She acted as the compliance manager for one year and was responsible for the SOX compliance of all of WPPGY’s subsidiaries. Then she became finance manager and was fully involved in the U.S. GAAP reporting process.

The U.S. Assistant CFO joined the Company in June 2010 and has gained additional knowledge and experience with U.S. GAAP and SEC reporting over the past two years. She is also responsible for certain internal processes of the Company. During the course of her work with the Company, she has been involved with making important decisions relating to the Company’s financial reporting related matters, including (i) updating Company accounting policies, (ii) determining the appropriate accounting treatment for significant transactions (such as business acquisitions and issuance of stock options), and (iii) updating and ensuring the implementation of the Company’s internal control system

The CFO and the U.S. Assistant CFO participate in ongoing training for U.S. GAAP and SEC rules and regulations and changes thereto by (i) using the resources provided by CCH (including the accounting research manager website)to search for U.S. GAAP requirements and updates thereto, and (ii) closely monitoring Financial Accounting Standards Board publications concerning updates to the rules that impact the Company’s accounting treatment and updating the accounting policy if necessary.

The U.S. Assistant CFO also provides training to the internal accounting and finance team to update the members’ knowledge of U.S. GAAP and SOX requirements.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

o	the name and address of the accounting firm or organization;

o	the qualifications of their employees who perform the services for your company;

o	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

o	how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company respectfully advises the Staff that the Company did not engage any external accounting firm or other similar organization to prepare our financial statements or evaluate our ICFR.

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If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

o	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company respectfully advises the Staff that the Company has not retained individuals who are not the Company’s employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its ICFR.

•	Do you have an audit committee financial expert?

Please identify for us and disclose in future filings the audit committee financial expert, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Response:

As disclosed on Page 83 of the Form 10-K, the Board has determined that Mr. Albert McLelland qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K. The Company respectfully advises the Staff that Mr. Heung Sang Fong and Mr. Albert McLelland have experience dealing with U.S. GAAP and ICFR.

Mr. Albert McLelland serves as the Chairman of the Board’s Audit Committee. He has extensive knowledge and experience in accounting and finance through his work in the investment banking and the capital management industries. Since 2001, he has been a Senior Managing Director of AmPac Strategic Capital, LLC, a boutique merchant bank focusing on originating and executing cross border transactions in China. Prior to founding AmPac, Albert was a Director of Financial Advisory Services at PricewaterhouseCoopers’ (PwC) and member of the Chairman’s Key Account Management (KAM) team, responsible for the daily operations of their cross border transactions group operating during the Asian Financial Crisis from 1998 – 2001.Albert was also a member of the Business Recovery Services (BRS) practice.

Mr. McLelland, from 1993 to 1998, founded and became the Managing Director of Pearl Delta Capital Corporation, a specialty investment bank located in in Taipei, Taiwan. Pearl Delta Capital Corporation focused on raising funds and executing cross border transactions from direct investments to mergers and acquisitions for or with Greater China-based venture capital firms. Prior to that, he was in charge of corporate finance at CEF Taiwan Limited, the Taiwan branch of a large regional merchant bank that was a joint venture between Canadian Imperial Bank and Cheung Kong (a leading Hong Kong conglomerate). He began his investment banking career at Shearson Lehman underwriting bond issues.

He currently serves as the Chairman of the Audit Committee for China Resource & Energy Group (CREG) and also served as the Chairman of Audit Committee as well as the Special Committee for the sale of China Fire& Security Group (CFSG). He has also served as an Adjunct Professor teaching “Venturing in China” at the Caruth Institute for Entrepreneurship at the Cox School of Business at Southern Methodist University and a guest lecturer at the Fudan University School of Management in Shanghai.

Mr. McLelland is also recognized as a leading commentator on the China market. He has had feature articles published in numerous private equity publications (including Private Equity Manager, Private Equity Online and Private Equity International); and has organized and spoken at a significant number of finance conferences in the U.S. and China (Panelist at Mesirow Financial’s International Distressed Debt Summit, Sponsor of IPO seminar with Hunan Province and NASDAQ, Keynote speaker at Shanxi Investment & Trade Symposium, etc.).

Mr. Heung Sang Fong, has held a U.S. CPA license since 1989 and he received a master’s degree in Accounting from the University of Illinois. He has served as an independent Director of the Company since September of 2010. He also serves as Chief Financial Officer, Corporate Secretary, and Director of China Electric Moto Inc (China Electric). From February 2009 to March 2010, Mr. Fong served as the Chief Financial Officer and as a Director of Apollo Solar Energy, Inc (OTCBB:ASOE). From January 2004 to March 2009, Mr. Fong served as the Executive Vice President of Corporate Development of Fuqi International, Inc. (NASDAQ: FUQI). Mr. Fong’s long and varied business career including service as a CFO and Director of a publicly-traded company, as well as his financial and accounting experience as a U.S. CPA and knowledge of the capital markets qualify him to serve on the Company’s Board.

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Director Compensation, page 84

19.	With a view toward future disclosure, please provide us with a narrative to the director compensation table that describes the material compensation arrangements you have with your directors, identifying also the fees received by a director in connection with his services as a member or chairman of a committee. Refer to Item 403(r)(3) of Regulation S-K.

Response:

The Company respectfully advises the Staff that according to the directors’ individual service agreements, their compensation is as follows:

Name	Annual Retainer Amount	Annual Stock Grant
Albert McLelland	$55,000	N/A
Heung Sang Fong	$25,000	7,500 shares
Suiyin Gao	$15,000	5,000 shares
Yusheng Lin	$15,000	5,000 shares
Total	$110,000	17,5000 shares

The amount of compensation that each director receives from the is different for each director due to his or her role on the Board. Mr Albert McLelland receives a larger retainer because he is the Chairman of Audit Committee and assumes more responsibility than others. The retainer is paid quarterly.

Item 14, page 85

20.	Please revise the filing to describe the nature of the services which comprised the significant audit-related fees reported for 2010 and 2011. Also, tell us whether the auditor provided any of the “Non-audit services” referenced in Article 2-01(c)(4) of Regulation S-X. In addition, please tell us the percentage of hours expended on MSCM’s engagement to audit the registrant’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than MSCM’s full-time, permanent employees. If the percentage exceeds 50% then the actual percentage must be disclosed in the filing. See the instructions to Form 10-K Item 14.

Response:

The Company advises the Staff that the significant audit-related fees are additional fees charged for three quarter interim review services and extra time incurred to review MD&A disclosures.

In addition, the auditor provides U.S. tax return filing services that were pre-approved by the Audit Committee.

The audit of the Company’s 2011 financial statements was 100% performed by MSCM’s full-time, permanent employees.

General

21.	We remind you that when you file your amended Form 10-K and Form 10-Q, you should appropriately consider the following:

•	any explanatory paragraph in a reissued audit opinion;

•	a full update to all affected portions of the document, including MD&A;

•	updated Item 9A. disclosures should include the following:

o	a discussion of any restatement and the facts and circumstances surrounding it,

o	how any restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures, changes to internal controls over financial reporting, and anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature with reference to Items 307 and 308(c) of Regulation S-K;

•	include updated certifications.

Response:

The Company acknowledges the Staff comment and will consider the above reminders in drafting any necessary amendments.

Form 10-Q for Quarterly Period Ended June 30, 2012

Exhibits, page 42

22.	Please amend the quarterly report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the interactive data exhibits were furnished on September 11, 2012 via an amendment to our quarterly report on Form 10-Q.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, XiaoHong Feng Chief Executive Officer

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